

June 8, 2011

<u>Via E-mail</u>
Robert Hoglund
Senior Vice President and
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

> **Re:** **Consolidated Edison, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 001-14514**

Dear Mr. Hoglund:

　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Notes to the Financial Statements, page 95</u>

<u>Note B - Regulatory Matters, page 100</u>

<u>Other Regulatory Matters, page 112</u>

1. Refer to your disclosure discussing the proceeding to examine the prudence of certain CECONY expenditures. Please explain to us how you assess the probability of provisional revenue which is collected, although subject to refund. Further, explain to us why the NYSPSC consultant's $21 million provisional assessment would not establish a preliminary basis for recording a regulatory liability. Lastly, explain to us the status of the investigation up until the filing of your Form 10-K. In this regard, you disclose in

October 2010, the NYSPSC consultant reported its $21 million provisional assessment. See paragraphs 1 and 2 of FASB ASC 980-605-30. You may also refer to FASB ASC 450-20-25-2. We may have further comment.

Regulatory Assets and Liabilities, page 113

2. Explain to us in detail how you have historically recovered pension and other postretirement costs. In this regard, please also explain to us how you concluded the probability of recovery threshold has been met pursuant to FASB ASC 980-715 with respect to the regulatory asset recorded for your unrecognized pension and other postretirement costs totaling $4,371 million as of December 31, 2010.

Note E - Pension Benefits, page 116

3. Refer to the net periodic benefit cost tables on page 116 and 121. Tell us what the line entitled "cost capitalized" represents. Further, explain to us how you concluded it was appropriate under GAAP to capitalize such a significant portion of your net periodic pension and postretirement benefit costs for the past three fiscal years. Tell us how and when these capitalized costs will be recovered in future rates. To the extent such capitalize costs related to construction work in progress, explain the relationship of the amount capitalized to the average CWIP.

4. We note your deferred pension costs have increased significantly in the fiscal year ended December 31, 2010 relative to what you are recovering in rates. Tell us how the difference between amounts recovered through rates and periodic pension expense calculated pursuant to FASB ASC 715-30 are probable of future rate recovery. In this regard, explain to us the mechanism and timing that these deferred pension costs will be recovered from rate payers.

5. Please explain how you concluded your estimated long-term rate of return on pension plan assets of 8.5% is reasonable and consistent with the requirements of FASB ASC paragraph 715-30-35-47. In this regard, appropriate consideration should be given to the returns being earned by the historical mix of plan assets. Please summarize for us by asset class your actual aggregate long term return on pension plan assets and tell us what period over which such return has been calculated. Further, provide to us your historical return experience for the 10, 15, and 20-year periods ended December 31, 2010 by asset class. Lastly, tell us the utility industry average, or your peer group average, for the estimated long-term rate of return assumption for the year ended December 31, 2010, and tell us how your estimated rate of return assumption compares to comparable peer companies with comparable asset classes.

Definitive Proxy Statement on Schedule 14A

Proxy Card

6. With respect to proposal 3, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on executive compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551- 3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief